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                                                                 Exhibit (a)(10)

            INVESTCORP COMPLETES ACQUISITION OF SYNTHETIC INDUSTRIES

NEW YORK, NY and CHICKAMAUGA, GA - DECEMBER 14, 1999 - Investcorp, a global investment group, today announced that it and certain international co-investors have completed their acquisition of Synthetic Industries, Inc., a manufacturer and marketer of a wide range of high performance fabrics and fibers designed for support, strength and stabilization applications. Synthetic Industries' common stock is being delisted from NASDAQ in connection with the acquisition.

The acquisition of Synthetic Industries was structured as a cash tender offer for all outstanding Synthetic shares followed by a merger in which all nontendering Synthetic shareholders will receive $33.00 per share. The tender offer was made by a wholly-owned subsidiary of SIND Holdings, Inc., a company organized by Investcorp. The total value of the transaction was approximately $535 million, based on 9.2 million fully diluted shares outstanding, as well as the assumption or repayment of approximately $230 million in Synthetic debt.

Synthetic Industries manufactures and markets a wide range of high performance fabrics and fibers designed for support, strength and stabilization applications. The Company operates in three primary markets: construction materials, carpet backing and technical textiles. Specific products include geotextiles, erosion control products, concrete reinforcement fibers, carpet backing, filtration media, and furniture construction fabrics. The Company, which is based in Chickamauga, Georgia, operates from eight manufacturing facilities and employs over 2,700 people. Additional information about Synthetic Industries may be found at www.Sind.com.
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Investcorp is a global investment group with offices in New York, London and
Bahrain. It focuses on three lines of business: corporate investment, real estate investment and asset management. The firm has completed over 50 corporate acquisitions with an aggregate value of approximately $13 billion.

In the U.S., Investcorp and its clients currently own 11 corporate investments, including Stratus Computer, Werner Holdings, NationsRent, Inc., Synthetic Industries and The William Carter Company. Several North American investments have been listed on the New York Stock Exchange, including Prime Service, Tiffany & Co., the Circle K Corporation, Saks Fifth Avenue and CSK Auto. In Europe, Investcorp and its clients currently own seven corporate investments, including Avecia (formerly Zeneca Specialties), Leica Geosystems, Polestar, Welcome Break and Helly Hansen. Additional information about Investcorp may be found at www.Investcorp.com.
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Contacts:  Todd Fogarty/Jim Fingeroth
           Kekst and Company
           212-521-4800

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